Exhibit 99.4

MAG SILVER CORP.

CODE OF BUSINESS CONDUCT AND ETHICS

The board of directors and the management of MAG Silver Corp. (the “Corporation”) are committed to the highest standards of legal and ethical business conduct. This Code of Business Conduct and Ethics, including the Commitment to Anti-Bribery Conduct attached as Schedule A (the “Code”) summarizes the legal, ethical and regulatory principles and standards that must be followed to promote integrity and deter wrongdoing.

Compliance with this Code is mandatory. This Code applies to each of our and our subsidiaries’ directors (“Board Members”), officers (“Officers”), full-time, part-time, contract or secondment employees (“Employees”) and independent contractors (who are engaged in an employee-like capacity) (“Contractors”).

INTRODUCTION

Our business is becoming increasingly complex, both in terms of the geographies in which we function and the laws with which we must comply. To help our Board Members, Officers, Employees and Contractors understand what is expected of them and to carry out their responsibilities, we have created this Code.

This Code is not intended to be a comprehensive guide to all of our policies or to all your responsibilities under law or regulation. It provides general parameters to help you resolve the ethical and legal issues you encounter in conducting our business. Think of this Code as a guideline, or a minimum requirement, that must always be followed. If you have any questions about anything in the Code or appropriate actions in light of the Code, you may contact the Chair of the Nomination Committee or the Chair of the Audit Committee (the “Audit Committee”) of the Board of Directors of the Corporation (the “Board”).

We expect each of our Board Members, Officers, Employees and Contractors to read and become familiar with the ethical standards and principles described in this Code and to affirm your agreement to adhere to these standards by signing the Compliance Certificate that appears at the end of this Code, attached as Schedule B. Violations of the law, our corporate policies or this Code may lead to disciplinary action, including dismissal.

I.	We Insist on Honest and Ethical Conduct by all of our Board Members, Officers, Employees and Contractors

We place the highest value on the integrity of our Board Members, Officers, Employees and Contractors and demand this level of integrity in all our dealings. We insist on not only ethical dealings with others, but on the ethical handling of actual or apparent conflicts of interest between personal interests and professional duties.

Fair Dealing

Board Members, Officers, Employees and Contractors are required to deal honestly and fairly in the best interests of the Corporation, and in a manner which fosters a climate of mutual respect with one another and with our business partners, competitors, customers, security holders, suppliers, employees, consultants and other third parties including the communities in which we operate. In our dealings with these parties, we:

•	prohibit the giving of any bribes, kickbacks and any other form of improper payment, direct or indirect;
•	prohibit our Board Members, Officers, Employees and Contractors from accepting any bribe, kickback or improper payment from anyone;
•	limit the acceptance or offering of any gifts to or from our business partners to those which are appropriate or customary in given business relationships, and prohibit our Board Members, Officers, Employees and Contractors from offering any gifts or other benefits directly or indirectly to public officials as consideration either for actions taken (or not taken) by the public official or for the official’s agreement to influence the action (or inaction) of its organization;
•	limit marketing and entertainment expenditures to those that are reasonable, job-related and consistent with this Code;
•	require clear and precise communication in our contracts, our advertising, our literature, and our other public statements and seek to eliminate misstatement of fact or misleading impressions;
•	protect all proprietary data provided to us by third parties as reflected in our agreements with them;
•	prohibit our representatives from otherwise taking unfair advantage of our business partners or other third parties through inaccurate billing, manipulation, concealment, abuse of privileged information or any other unfair-dealing practice; and
•	conduct all material transactions in a transparent manner.

Conflicts of Interest

Our Board Members, Officers, Employees and Contractors are required to take reasonable steps to avoid situations that give rise to a conflict between their personal interests and the interests of the Corporation. All Board Members, Officers, Employees and Contractors have an obligation to act in the best interests of the Corporation at all times.

A conflict of interest will arise when a Board Member, Officer, Employee or Contractor must choose between the Corporation’s best interests and his or her personal interests. Examples of such conflicts could include, but are not limited to:

•	accepting outside employment with, or accepting personal payments from, any organization which does business with the Corporation or is a competitor of the Corporation;
•	furnishing, directly or indirectly, on behalf of the Corporation, expensive gifts or providing excessive entertainment or benefits to other persons. Board Members, Officers, Employees and Contractors, whose duties permit them to do so, may furnish modest gifts, favours and entertainment where legally permitted and in accordance with local business practices, to persons or entities doing business or seeking to do business with the Corporation, other than public officials, provided all of the following are met:
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(a)	no gift or entertainment should be of such value as to constitute a real personal enrichment of the recipient or to be perceived as such;
(b)	no gift or entertainment shall be made of cash, bonds, negotiable securities or cash equivalents and shall be of limited value so as not to appear to be a bribe, payoff or other improper payment;
(c)	no gift and entertainment shall be unusual as a matter of general and accepted business practice; and
(d)	no gift or entertainment shall contravene any law nor generally accepted ethical practices.
•	soliciting or accepting benefits, entertainment or gifts in exchange for, or as an inducement for, the Corporation making certain business decisions. Board Members, Officers, Employees and Contractors generally may accept gifts, hospitality or other benefits associated with official duties and responsibilities if such gifts, hospitality or other benefits are within the bounds of propriety, a normal expression of courtesy, normal business practice or within the normal standards of hospitality. Advertising and promotional materials, clearly marked with the company or brand names are acceptable. Under no circumstances may gifts of cash, bonds, negotiable securities or cash equivalents be accepted.

If there is any doubt about whether gifts, hospitality or other benefits are excessive and might result in a conflict of interest or the perception of a conflict of interest, then permission must be obtained from the Chief Executive Officer (“CEO”), Chair of the Board or the Chair of the Audit Committee before accepting such gifts, hospitality or other benefits.

An improper gift or benefit should be returned to the person offering it as soon as practicable. If there is no opportunity to return an improper gift or benefit, or where the return may be perceived as offensive for cultural or other reasons, the gift must immediately be disclosed and turned over to the CEO, Chair or the Chair of the Audit Committee who will attend to a suitable disposition of the item;

•	competing with the Corporation for the purchase or sale of property, services or other interests or taking personal advantage of an opportunity in which the Corporation has an interest; and
•	having an undisclosed interest in a transaction involving the Corporation or a customer, business partner or supplier (not including routine investments in publicly traded companies).

Any situation where the judgment of a Board Member, Officer, Employee or Contractor may be compromised, where he or she could exercise undue favoritism to any party or where he or she receives a personal benefit of some kind is potentially a conflict of interest. All personnel of the Corporation must strive to avoid situations that create a conflict or create the potential for a conflict.

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Where circumstances in which a conflict, or potential conflict, of interest comes to his or her knowledge, then the Board Member, Officer, Employee or Contractor must immediately disclose the facts to the Corporation. If a Board Member, Officer, Employee or Contractor becomes aware of a material transaction or relationship (including those involving family members) that might reasonably be expected to give rise to a conflict of interest, he or she should discuss the matter promptly with the CEO, Chair or the Chair of the Audit Committee.

Where a Board Member has a conflict of interest, such Board Member shall withdraw from any meeting of the Board, if required by the Board, while discussion on the applicable material contract or transaction or proposed material contract or transaction is taking place and shall refrain from voting on the subject under consideration, but this shall not prevent the Board from calling him or her into the meeting to answer any questions regarding the matter under discussion nor shall it release the Board Member from his or her obligation to inform the Board. A Board Member is not required to withdraw from a meeting of the Board or refrain from voting where the conflict is solely (i) in respect of benefits received by that Board Member in connection an acquisition, take-over bid, business combination or other similar transaction; provided that such benefits fall within the exceptions to the definition of “Collateral Benefits” in Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions; or (ii) in respect of a matter where corporate law would otherwise permit the Board Member to attend and vote, including with respect to the remuneration of the Board Member in that person’s capacity as a Board Member of the Corporation.

Corporate Opportunities

Board Members, Officers, Employees and Contractors are prohibited from using the Corporation’s property or information or their position with the Corporation for personal gain and taking personal advantage of opportunities that are discovered through the use of the Corporation’s property or information or through their position with the Corporation.

Confidentiality and Corporate Assets

Our Board Members, Officers, Employees and Contractors are entrusted with our confidential information and with the confidential information of our business partners. This information may include (1) technical or scientific information about current and future projects, (2) business or marketing plans or projections, (3) earnings and other internal financial data, (4) personnel information, (5) supply and customer lists and (6) other non-public information that, if disclosed, might be of use to our competitors, or harmful to us or our business partners. This information is our property, or the property of our business partners, and in many cases was developed at great expense. Our Board Members, Officers, Employees and Contractors shall:

•	Not discuss confidential information with or in the presence of any unauthorized persons, including family members and friends;
•	Use confidential information only for our legitimate business purposes and not for personal gain;
•	Not disclose confidential information to third parties; and
•	Not improperly use the Corporation’s property or resources for personal gain or the personal gain of anyone else.

FUNDAMENTAL RIGHTS

The Corporation is committed to providing all employees a workplace that respects their basic human rights. Board Members, Officers, Employees and Contractors at the Corporation have the right to work in an environment that is free from discrimination and harassment, including sexual harassment. Every Board Member, Officer, Employee and Contractor is responsible for taking all reasonable precautions not to demonstrate behaviour that can be reasonably construed as discrimination or harassment. The Corporation will take every incident of harassment or discrimination very seriously, and any Board Member, Officer, Employee or Contractor that is found to have engaged in conduct constituting discrimination or harassment will be disciplined. In appropriate circumstances, Officers or Employees who have engaged in such conduct will be dismissed or removed from office, Contractors who have engaged in such conduct will have their relationship with the Corporation terminated, and, in the case of a Board Member that is found to have engaged in such conduct, the Corporation may take the necessary steps to remove the Board Member from his or her position as a Board Member, including seeking the approval of the shareholders of the Corporation.

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II.	We Provide Full, Fair, Accurate, Timely and Understandable Disclosure

We are committed to providing our shareholders, investors and other stakeholders with full, fair, accurate, timely and understandable disclosure in the reports that we file with the United States Securities and Exchange Commission and with the Canadian provincial securities regulators. To this end, our Board Members, Officers, Employees and Contractors shall:

•	not make false or misleading entries in our books and records for any reason;
•	comply with generally accepted accounting principles at all times;
•	notify our Chief Financial Officer and/or the Chair of the Audit Committee if there is an unreported transaction;
•	maintain a system of internal accounting controls that will provide reasonable assurances to management that all transactions are properly recorded;
•	maintain books and records that accurately and fairly reflect our transactions;
•	prohibit the establishment of any undisclosed or unrecorded funds or assets;
•	maintain a system of internal controls that will provide reasonable assurances to our management and to the Board that material information about the Corporation is made known to management and the Board, particularly during the periods in which our periodic reports are being prepared;
•	present information in a clear and orderly manner and avoid the use of unnecessary legal and financial language in our periodic reports; and
•	not communicate to the public any nonpublic information unless expressly authorized to do so.

We have also adopted a Timely Disclosure, Confidentiality and Insider Trading Policy which governs our disclosure policies. A copy of the Timely Disclosure, Confidentiality and Insider Trading Policy can be obtained from the Corporate Secretary or the Chair of the Governance and Nomination Committee.

III.       We Comply with all Laws, Rules and Regulations

We will comply with all laws, rules, regulations and policies (collectively, the “Applicable Laws”) that are applicable to our activities, and expect all our Board Members, Officers, Employees and Contractors to obey the Applicable Laws. Specifically, unless otherwise required by Applicable Laws, we are committed to:

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•	maintaining a safe and healthy work environment;
•	promoting a workplace that is free from discrimination or harassment based on race, colour, religion, gender, age, national origin, disability or other factors that are unrelated to the Corporation’s business interests;
•	supporting fair competition and laws prohibiting restraints of trade and other unfair trade practices;
•	conducting our activities in full compliance with all applicable environmental laws;
•	keeping the political activities of our Board Members, Officers, Employees and Contractors separate from our business;
•	prohibiting any illegal payments, gifts, or gratuities to any government officials or political party or to any other person or Corporation;
•	prohibiting the unauthorized use, reproduction, or distribution of any third party’s trade secrets, copyrighted information or confidential information;
•	prohibiting the sale or export, either directly or through our representatives, of our products to countries where goods such as ours may not be sold; and
•	complying with all applicable securities laws.

The Timely Disclosure, Confidentiality and Insider Trading Policy noted above, governs our policies with respect to Insider Trading and Tipping (as defined in the Timely Disclosure, Confidentiality and Insider Trading Policy), with which all Board Members, Officers, Employees and Contractors must comply. Board Members, Officers, Employees and Contractors are to refer to the Timely Disclosure, Confidentiality and Insider Trading Policy to determine their conduct with respect to trading in the Corporation’s securities and disclosing information regarding the Corporation to third parties.

REPORTING VIOLATIONS OF THE CODE, EFFECT OF VIOLATIONS OF THE CODE AND EXCEPTIONS TO THE CODE

Compliance with this Code is, first and foremost, the individual responsibility of every Board Member, Officer, Employee and Contractor. We attempt to foster a work environment in which ethical issues and concerns may be raised and discussed with supervisors or with others without the fear of retribution. It is our responsibility to provide a system of reporting and access when you wish to report a suspected violation, or to seek counseling, and if the normal chain of command cannot, for whatever reason, be used.

Administration

Our Board and Audit Committee have established the standards of business conduct contained in this Code and oversee compliance with this Code. To ensure familiarity with the Code, Board Members, Officers, Employees and Contractors will be asked to read the Code and sign a Compliance Certificate annually. Upon request, the Corporation will provide access to Blake, Cassels & Graydon LLP, our external legal counsel, to answer any questions that Board Members, Officers, Employees and Contractors may have regarding their obligations under the Code.

Reporting Violations and Questions

Board Members, Officers, Employees and Contractors must report, in person or in writing, any known or suspected violations of laws, governmental regulations or this Code to the Chair of the Audit Committee. Additionally, Board Members, Officers, Employees and Contractors may contact the Chair of the Governance and Nomination Committee or the Chair of the Audit Committee with a question or concern about this Code or a business practice. Any questions or violation reports will be addressed immediately and seriously, and can be made anonymously via whistleblower@magsilver.com. If you feel uncomfortable reporting suspected violations to these individuals, you may report matters to Blake, Cassels & Graydon LLP, our external legal counsel.

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We will not allow any harassment, retaliation or any type of discrimination against a Board Member, Officer, Employee or Contractor who acts in good faith in reporting any violation.

The Audit Committee, or a designated member of the Audit Committee, will investigate any reported violations and will determine an appropriate response, including corrective action and preventative measures and the Chair of the Governance and Nomination Committee will investigate any reported violations and will determine an appropriate response, including corrective action and preventative measures for any other matter involving the Audit Committee Chair, when required. All reports will be treated confidentially to every extent possible, consistent with the need to conduct an adequate investigation. All complaints, results of investigations, if any, and reports will be retained for seven years.

Consequences of a Violation

Board Members, Officers, Employees and Contractors that violate any laws, governmental regulations or this Code will face case-specific disciplinary action, which may include demotion or, in appropriate circumstances, immediate discharge or removal. In addition, violation of any laws, governmental regulations or this Code could result in public disclosure of such violation including, without limitation, the names of parties involved.

Exceptions to the Code

Some situations may justify making exceptions to the Code. Requests for exceptions from this Code must be delivered to the Audit Committee in writing, together with a summary of all relevant facts and circumstances. Exceptions with respect to Board Members and Officers may only be granted by the Board. Exceptions with respect to Employees and Contractors may be granted by the Chair of the Audit Committee. The Board Member, Officer, Employee or Contractor to whom an exception is granted accepts that public disclosure of the granting of any such exception may be required by applicable securities laws, regulations, policies or guidelines (including those of a stock exchange on which the Corporation’s stock may be listed).

Annual review was conducted and revisions to the Code of Business Conduct & Ethics were approved by the Board of Directors on the 25th day of March 2019.

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SCHEDULE A

MAG SILVER CORP.

COMMITMENT TO ANTI-BRIBERY CONDUCT

MAG Silver Corp. (the “Company” or “MAG”) has a Code of Conduct and Ethics that emphasizes a theme that is also central to our commitment to anti-bribery conduct: be ethical. We are committed to acting in line with our values and principles. MAG’s business activities are based on price, quality, and service, and we do not provide bribes or other improper incentives. This document is designed to complement and expand on MAG’s existing Code of Conduct and Ethics.

MAG’s commitment to anti-bribery conduct is to adhere to the utmost integrity and professionalism in our business activities and the Company expects that Board Members, Officers, Employees, Contractors and “Stakeholders” (being any group or individual who can affect or is affected by the achievement of the Company’s objectives, including third parties who interact with government officials on the Company’s behalf) will:

•	not provide any form of bribe or improper incentive to induce a customer to purchase our products or services, a supplier to provide us with goods or services, or a lender or investor to provide us with funds, regardless of whether our customer, supplier, lender, or investor is in the public or private sector. This prohibition specifically includes kickbacks in any form, offers to split or share any commissions, or any other improper or hidden compensation (see Section I of MAG’s Code of Business Conduct and Ethics for further details);
•	not provide bribes, kickbacks, side payments, special commissions, favors, or other things of value to legislative, regulatory, law enforcement, or other government officials in order to influence the creation, application, enforcement, or repeal of laws or regulations that apply or may apply to our business activities. There is no exception for small, facilitating payments (so-called “grease” payments); we do not condone “small violations” of law, nor do we condone corruption in any form;
•	be alert to bribery-related issues across the full range of ways in which our business seeks action from government officials. This includes (i) granting any license or permit needed to operate our business; (ii) approving any purchase or use of our services; (iii) acting on tax, customs, and similar matters; and (iv) approving an acquisition or investment that we wish to make;
•	be alert to the fact that offering, promising, or providing money or anything of value to a family member of a government official can constitute a bribe of the official;
•	assume that “anything of value” will be interpreted broadly by enforcement officials. Depending on the context, a gift, a loan, entertainment, a contribution to an official’s favorite charity, use of an apartment or a car, and a promise of future employment can each constitute a bribe;
•	know enough about the status of a person with whom they wish to transact business or form a business relationship to determine whether the person should be considered a government official (includes “family members of a government official”);

•	not give any gifts to government officials except for items of small value that comply with local law and custom (for example, a souvenir with the MAG logo on it) and not “wine and dine” government officials except where it is directly related to MAG’s business or the performance of an existing contract; the costs are modest and reasonable; the activity is permitted under local law and relevant agency policy; the activity is provided in a transparent and open manner and does not create a sense of obligation on the part of the recipient; and the activity is in line with guidelines provided by your local management. Repeated gifts, meals, or entertainment (or any combination of these types of expenses) for a single government official should not occur even if each gift is compliant with the above;
•	not pay for or reimburse government officials for their travel expenses without the specific, advance approval of the Chief Financial Officer (“CFO”). No such travel expense payment or reimbursement will be approved unless the travel destination and duration are directly related to the promotion, demonstration, or explanation of MAG’s services or the performance of our contracts; the proposed expenditure is modest and appropriate, and such payment or reimbursement is permitted under local law;
•	accurately account for and describe in MAG’s books and records any meal, entertainment or business hospitality for a government official;
•	not make a political contribution in the name of or on behalf of MAG, or where the contribution will be associated with MAG, without the advance approval of the CFO;
•	not make a personal political contribution under any circumstances where it might be perceived as constituting a bribe or as otherwise intended to generate specific governmental, political party, or political candidate decisions or actions directly related to MAG’s business interests;
•	obtain the advance approval of the CFO prior to making any donation for or on behalf of MAG to a charitable organization in which a government official or a family member of a government official has a prominent role (for example, as a board member or trustee); or where the donation is at the request of a government official; or where the organization is known or believed to be closely associated with a government official;
•	not provide a bribe or other improper incentive to anyone (including someone who is clearly not a government official) in order to help sell our services or otherwise advance MAG’s business interests;
•	pay close attention and if something about a proposed transaction or business arrangement “looks bad” or “smells funny,” you are expected to ask questions and, where reassuring answers are not forthcoming, to take appropriate steps to stop the transaction and refer it to the CFO for review and guidance;
•	in the event of a request for a bribe, kickback or other thing of value, politely turn down the request and make a record of that request as soon as possible. The record of the request should be marked confidential and promptly provided to the CFO to determine if further action is necessary;

•	not cause or permit any expenditure to be handled “off the books,” or to be buried in some nondescript account like “miscellaneous expenses”;
•	help our company to maintain a system of internal controls necessary to ensure that our books and records accurately and fairly reflect, in reasonable detail, our transactions and dispositions of assets; that our company’s resources and assets are used only in accordance with directives and authorizations by the board of directors and senior management; and that checks and balances are employed so as to prevent the by-passing or overriding of these controls;
•	only select or retain consultants after appropriate due diligence conducted in accordance with applicable MAG guidelines;
•	use best efforts to ensure consultants are not government officials or do not employ, subcontract with or have a material shareholder that is a government official; does not have a history or demonstrated tendency towards bribery or corruption; and is compensated at a level that is reasonable, given their experience, the country where their services are to be performed, the expected results and the amount and difficulty of work to be performed;
•	ensure consultants accept anti-bribery representations and covenants in MAG contracts with them and that agreements with consultants are in writing and appropriately recorded in MAG’s records; and
•	subject consultants to ongoing oversight to ensure that they follow ethical business practices when acting on MAG’s behalf.

Nothing above prohibits the making of payments in cash or in kind to government officials when life, safety or health is at risk, or the provision of benefits such as ambulance services, medical attention or emergency evacuation. Payments to avoid subjecting oneself to a health or safety risk are permitted. The making of such a payment in exigent circumstances should be reported to the CFO as soon as possible after the payment is made and must be accurately recorded and identified in MAG expense reports and other applicable books and records.

Any violation of this commitment to anti-bribery conduct will be taken seriously and will lead to the imposition of appropriate disciplinary measures, up to and including termination of employment/consulting arrangements.

All known or suspected violations of this commitment to anti-bribery conduct should be reported without delay, either directly to the Ethics Officer (Chair of the Audit Committee) or as otherwise permitted under our Internal Reporting Procedures (see MAG’s Code of Business Conduct and Ethics). As set out in the Code of Business Conduct and Ethics, MAG will not allow any harassment, retaliation or any type of discrimination against a Board Member, Officer, Employee or Contractor who acts in good faith in reporting any violation.

SCHEDULE B

COMPLIANCE CERTIFICATE

[Please see attached]

COMPLIANCE CERTIFICATE

I have read and understand the Code of Business Conduct and Ethics and the attached Schedules of MAG Silver Corp. (the “Code”). I will adhere in all respects to the ethical standards described in the Code. I further confirm my understanding that any violation of the Code will subject me to appropriate disciplinary action, which may include demotion or discharge.

I certify to MAG Silver Corp. that I am not in violation of the Code, unless I have noted such violation in a signed Statement of Exceptions attached to this Compliance Certificate.

Date:	Signature:____________________________ Name: __________________________________ Title/Position: _________________________________
Date: ________________________________

Check one of the following:

☐       A Statement of Exceptions is attached.

☐       No Statement of Exceptions is attached.